08027109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48109

SEC Mail Processing Section
FEB 2 7 2008
Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING Decem[illegible] (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Osprey Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Riverside Avenue
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Rebold 203-226-7432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 27 2008

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
Office of Compliance Inspection and Examinations

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Matt Rebold___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Osprey Partners, LLC___, as of ___December 31,___, 2007_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

Kathy D'Acunto
Notary Public - State of Connecticut
Commission No: 149295
My Commission Expires: August 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSPREY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Osprey Partners, LLC

We have audited the accompanying statement of financial condition of Osprey Partners, LLC, (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Osprey Partners, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 14, 2008

OSPREY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 166,407
Fees receivable	1,734,904
Other assets	6,250
TOTAL ASSETS	$1,907,561

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 155,325
MEMBERS' EQUITY	1,752,236
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,907,561

The accompanying notes are an integral part of this statement.

OSPREY PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Osprey Partners, LLC (the Company) was organized in the State of Connecticut in December 1994 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in December 1995. The Company was organized primarily to provide marketing services under written contracts with investment management organizations.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company places its cash with quality financial institutions. Funds deposited with a single financial institution are insured up to $100,000 in aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by the FDIC.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Investments in non-marketable securities are carried at historical cost, less any valuation allowance deemed necessary by management.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

OSPREY PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

DECEMBER 31, 2007

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $15,595 deposited in a money market fund.

4. REVENUE CONCENTRATION

The Company provides marketing services for investment management organizations. One customer generated a significant portion of the Fee Income reported in the Statement of Income in 2007.

The revenue concentration is summarized as follows:

Total Fee Income	$1,942,653
Concentrated Revenue	1,781,714
Percentage of Total Fee Income	91.7%

5. RELATED PARTY

For the year ended December 31, 2007, the Company paid Osprey Management, LLC, a company owned by the members of this Company, a fee of $101,535. As of December 31, 2007, there was no additional amount due from the Company to Osprey Management, LLC.

6. PENSION PLAN

The Company changed from a noncontributory money purchase pension plan to a defined benefit pension plan for all eligible employees.

Additionally, the Company added a 401(K) profit sharing plan covering substantially all qualified employees. Contributions to the plan are determined annually by the members of Company.

Contributions to these plans for the year ended December 31, 2007 were $149,641.

7. COMMITMENT

The Company rents office space in Connecticut under a lease agreement, which expires January 2009. Minimum future lease payments, exclusive of required payments for increases in real estate tax are $26,386 for the year ended December 31, 2008 and $2,249 for 2009.

8. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

9. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $11,082 which exceeded the minimum requirement of $5,000 by $6,082. The Company's ratio of aggregate indebtedness to net capital ratio was .51 to 1.

11. SUBSEQUENT EVENT

Member contributions of capital since December 31, 2007 are $15,000.

END